

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2024

Lina Liu
Chief Financial Officer
Yubo International Biotech Ltd
Room 105, Building 5, 31 Xishiku Avenue
Xicheng District, Beijing, China 100034

> **Re: Yubo International Biotech Ltd**
> **Form 10-K filed April 12, 2024**
> **File No. 000-21320**

Dear Lina Liu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services